

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

November 20, 2018

Wesley R. Edens
Chief Executive Officer
New Fortress Energy LLC
111 W. 19th Street, 8th Floor
New York, NY 10011

> **Re: New Fortress Energy LLC**
> **Registration Statement on Form S-1**
> **Filed November 9, 2018**
> **File No. 333-228339**

Dear Mr. Edens:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Liquefaction Assets, page 6

1. We note your disclosure that, "[a]t the completion of this offering, we will have committed approximately $2 billion in building and developing our facilities since 2014." Please revise your disclosure to separately quantify the amount that you have already spent and the amount(s) of your current commitments. With respect to your outstanding commitments, please briefly identify the source of funds you will utilize to pay such commitments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Yong Kim, Staff Accountant, at (202) 551-3323, or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products